The information in this preliminary pricing supplement is not complete and may be changed. None of this preliminary pricing supplement, the prospectus supplement or the prospectus is an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER •, 2007	FILED PURSUANT TO RULE 424(b)(2)
PRELIMINARY PRICING SUPPLEMENT NO. AIG-FP-48	REGISTRATION NO. 333-106040; 333-143992
TO PROSPECTUS DATED JULY 13, 2007
AND PROSPECTUS SUPPLEMENT DATED JULY 13, 2007
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
PRINCIPAL PROTECTED NOTES
LINKED TO THE USD/EUR EXCHANGE RATE
DUE •, 2009
(THE “NOTES”)

The Notes:
•	The Notes are designed for investors who seek exposure to any appreciation in the value of the United States dollar relative to the European Union euro over the term of the Notes.

•	The Notes will have 100% principal protection on the maturity date.

•	There will be no payments on the Notes prior to the maturity date therefore Investors should be willing to forgo interest payments.

•	We cannot redeem the Notes prior to the maturity date.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of American International Group, Inc. (“AIG”) and part of a series entitled “Medium-Term Notes, Series AIG-FP.”

•	AIG Financial Products Corp., as calculation agent (the “Calculation Agent”), will determine the value of the currencies relative to one another as described in this pricing supplement.

•	The Notes will have CUSIP No. 02687QDE5.

•	The settlement date is expected to be •, 2008.

•	The Pricing Date is expected to be •, 2007.
Payment on the maturity date:
•	The maturity date is expected to be •, 2009.

•	At maturity, you will receive a cash payment, for each $1,000 principal amount of Notes, of $1,000 plus an additional amount described below (the “Additional Amount”).

•	The Additional Amount, per $1,000 principal amount of Notes, will be paid at maturity and will equal the greater of:
•	$1,000 × the Currency Return × the Participation Rate; and

•	$0.
•	The Currency Return will equal:
Starting Value — Ending Value
Starting Value
•	The Participation Rate is expected to be a percentage between 85% and 100%. The actual Participation Rate and Starting Value will be determined on the Pricing Date and will be set forth in the final offering document made available in connection with the sales of the Notes.

•	The Ending Value will be determined on the Valuation Date, which is expected to be •, 2009.

     Information included in this pricing supplement supersedes information in the related prospectus supplement and prospectus to the extent that it is different from that information.
     Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-2 of this pricing supplement.

	Per Minimum
	Denomination	Total
Public offering price	$1,000.00	$
Underwriting discount	$15.00	$
Proceeds, before expenses, to American International Group, Inc.	$985.00	$
     Assuming there are no changes in the level of the USD/EUR Exchange Rate and no change in market conditions or any other relevant factors, the price, if any, at which Wachovia Securities or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original public offering price of the Notes. This is due to, among other things, the fact that the original public offering price of the Notes included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the development and hedging costs associated with, the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the related prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Wachovia Securities

The date of this pricing supplement is •, 2007.

RISK FACTORS
     Investing in the Notes involves a number of significant risks not associated with similar investments in a conventional debt security, including events that are difficult to predict and beyond AIG’s control. Investors should carefully consider the following discussion of risks and the discussion of risks included in the related prospectus before deciding whether to invest in the Notes. Prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
     The market price you may receive or be quoted for your Notes on a date prior to the maturity date will be affected by important factors, including the costs of developing, hedging and distributing the Notes
     Assuming there are no changes in the level of the USD/EUR Exchange Rate and no change in market conditions or any other relevant factors, the price, if any, at which Wachovia Securities or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original public offering price of the Notes. This is due to, among other things, the fact that the original public offering price of the Notes included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the development and hedging costs associated with, the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes.
     Wachovia Securities is not obligated to make a market in the Notes.
     A trading market for the Notes is not expected to develop and, which may adversely affect the price you receive if you sell your Notes before the maturity date
     The Notes will not be listed on any futures or securities exchange, and we do not expect a trading market for the Notes to develop. Although Wachovia Securities has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. If a market-maker (which may be Wachovia Securities) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. This quoted price could be higher or lower than the original public offering price of the Notes. The Notes are not designed to be short-term trading instruments and if you sell your Notes in the secondary market prior to maturity you will not be entitled to principal protection or any minimum return of the principal amount of your Notes sold. Accordingly, you should be able and willing to hold the Notes to maturity.
     Many factors interrelate in complex ways to affect the trading value of the Notes
     The market price which you may receive for the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a decrease in the volatility of the USD/EUR Exchange Rate may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the U.S. dollar relative to the euro. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.
     The value of the U.S. dollar relative to the euro is expected to affect the trading value of the Notes. We expect that the trading value, if any, of the Notes will depend substantially on the amount, if any, by which the value of the U.S. dollar relative to the euro exceeds or does not exceed the value thereof on the Pricing Date. However, even if you choose to sell your Notes when the level of the USD/EUR Exchange Rate is lower than its Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the level of the USD/EUR Exchange Rate will continue to fluctuate until the Ending Value of the USD/EUR Exchange Rate is determined on the Valuation Date.
     Changes in the volatilities of the value of the U.S. dollar relative to the euro are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatilities of the USD/EUR Exchange Rate increase or decrease, the trading value of the Notes may be adversely affected.
     Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. In general, if United States interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect that the trading value of the Notes will increase. If interest rates increase or decrease in markets based on the U.S. dollar or the euro, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the United States and the constituent countries of the European Union and, in turn, the respective exchange rates, and therefore, the trading value of the Notes.
     As the time remaining to the maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their maturity date, the Notes may trade, if at all, at a value above that which would be expected based on the value of the U.S. dollar relative to the euro. This difference will reflect a “time premium” due to expectations concerning the value of the U.S. dollar relative to the euro prior to the maturity date of the Notes. However, as the time remaining to the maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.
     Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the U.S. dollar relative to the euro over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes. For instance, our credit ratings may not reflect the potential impact on the value of your Notes of risks related to structure, market or other factors discussed herein.
     In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the U.S. dollar relative to the euro will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.
     You may not earn a return on your investment
     If the Ending Value of the USD/EUR Exchange Rate (as defined below in “Description of the Notes”) is not less than the Starting Value of the USD/EUR Exchange Rate (as defined below in “Description of the Notes”), the Additional Amount you will receive at maturity will be $0, and we will pay you only the principal amount of your Notes. This will be true even if the level of the USD/EUR Exchange Rate at some time during the life of the Notes was lower than the Starting Value but rises above the Starting Value as of the Valuation Date.
     Your yield may be lower than other debt securities of comparable maturity
     The yield that you will receive on the Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest-bearing debt security of AIG with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.
     You must rely on your own evaluation of the merits of an investment linked to the euro
     In the ordinary course of their businesses, AIG and Wachovia Securities or their subsidiaries may express views on expected movements in foreign currency exchange rates, and these views are sometimes communicated to clients who participate in the foreign currency exchange markets. However, these views are subject to change from time to time. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of AIG or Wachovia Securities or their subsidiaries. For these reasons, you are encouraged to investigate the currency exchange markets based on information obtained from multiple sources, and you should not rely on the views expressed by AIG or Wachovia Securities or their subsidiaries.
     You should make such investigation as you deem appropriate as to the merits of an investment linked to the euro. Neither the offering of the Notes nor any view which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.
     Your return will not reflect the return of owning the euro
     The return on your Notes will not reflect the return you would realize if you actually purchased euros on the Pricing Date and converted them into U.S. dollars on the Valuation Date because the payment at maturity will be calculated by reference to a participation rate that may be lower that 100%. Depending on the actual participation rate, which will be determined on the Pricing Date and set forth in the final Pricing Supplement made available in connection with the sale of the Notes, your return on the Notes may be lower than the return you would realize if you actually owned euros and converted them into U.S. dollars on the Valuation Date.
     The return on your Notes depends on the relative values of the currencies, which are affected by many complex factors outside of our control
     The value of any currency, including the euro and the U.S. dollar, may be affected by complex political and economic factors. The exchange rate of each of the euro and the U.S. dollar is at any moment a result of the supply and demand for that currency relative to other currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States and the constituent countries of the European Union, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.
     Foreign exchange rates can be fixed by sovereign governments or they may be floating. Exchange rates of most economically developed nations and many developing nations are permitted to fluctuate in value relative to the U.S. dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those in the European Union, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments or the European Union which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the euro or U.S. dollar, or any other currency.
     Even though currencies trades around the clock, your Notes will not, and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates
     The interbank market for the euro and U.S. dollar is a global, around-the-clock market. Therefore, the hours of trading, if any, for the Notes will not conform to the hours during which the euro and U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price, if any, of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

     There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the U.S. dollar relative to the euro, as determined by the Calculation Agent. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.
     Future performance of the reference currencies relative to each other cannot be predicted on the basis of historical performance
     It is impossible to predict whether, or the extent to which, the value of the U.S. dollar relative to the euro will rise or fall. As discussed herein, exchange rates will be influenced by complex and interrelated political, economic, financial and other factors. Accordingly, the historical performance of the USD/EUR Exchange Rate should not be taken as an indication of the future performance of the USD/EUR Exchange Rate, and no projection, representation or warranty is made regarding future performance.
     Purchases and sales by us or the swap counterparty may affect your return
     We intend to hedge our obligations under the Notes by entering into a swap transaction with Wachovia Bank, N.A. as the swap counterparty. In turn, the swap counterparty may hedge its obligations on that swap transaction by purchasing euro, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of the euro, and may adjust these hedges by, among other things, purchasing or selling euro, or exchange-traded funds or other derivative instruments with returns linked to the euro at any time. If our swap transaction with Wachovia Bank, N.A. were terminated, we may hedge our obligations by engaging in any of the hedging activities described above. Although they are not expected to, any of these hedging activities may adversely affect the level of the USD/EUR Exchange Rate and, therefore, the market value of the Notes even as we or the swap counterparty may realize substantial returns from these activities.
     We may have conflicts of interests arising from our relationship with the Calculation Agent
     AIG-FP, our subsidiary, in its capacity as Calculation Agent for the Notes, is under no obligation to take your interests into consideration in determining the Starting Value, Ending Value and Additional Amount, if any, and is only required to act in good faith and in a commercially reasonable manner. Because these determinations by AIG-FP will affect the payment at maturity on the Notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.
     Tax consequences
     You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES
     AIG will issue the Medium-Term Notes, Series AIG-FP, Principal Protected Notes Linked to the USD/EUR Exchange Rate, due •, 2009 (the “Notes”) as part of a series of senior debt securities entitled “Medium-Term Notes, Series AIG-FP,” under the Indenture dated as of October 12, 2006 between AIG and The Bank of New York, as trustee, which is more fully described in the prospectus dated July 13, 2007. You should carefully read this pricing supplement, along with the prospectus supplement dated July 13, 2007 and the prospectus, to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. Information included in this pricing supplement supersedes information in the related prospectus supplement and prospectus to the extent that it is different from that information. You should carefully review the “Risk Factors” sections in this pricing supplement and the aforementioned prospectus, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.
     References in this pricing supplement to “we,” “us,” “our” and “AIG” are to American International Group, Inc. References to “AIG-FP” are to our subsidiary, AIG Financial Products Corp. References to “Wachovia Securities” are to Wachovia Capital Markets, LLC. References to “Wachovia Bank” are to Wachovia Bank, National Association. References to “$” are to the currency of the United States of America.
     The Notes are expected to mature on •, 2009.
     The CUSIP number for the Notes is 02687QDE5.
     The Notes will not be subject to redemption by AIG or repayment at the option of any holder of the Notes before the maturity date. The Notes will not have the benefit of any sinking fund.
     AIG will issue the Notes in denominations of $1,000 and multiples of $1,000 in excess thereof. You may transfer the Notes only in increments of $1,000 principal amount. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the sections entitled “Description of Notes We May Offer — Book-Entry System” in the related prospectus supplement and “Legal Ownership and Book-Entry Issuance” in the related prospectus.
Payment on the Maturity Date
     On the maturity date, you will be entitled to receive a cash payment, denominated in U.S. dollars, of $1,000 for each $1,000 principal amount of the Notes plus the Additional Amount, if any, as provided below. If the Ending Value is not less than the Starting Value, you will be entitled to receive only the $1,000 principal amount per unit. There will be no other payment of interest, periodic or otherwise, on the Notes prior to the maturity date.
     If the maturity date is not a New York Business Day, then you will receive payment in respect of the Notes on the next succeeding New York Business Day, with no adjustment to the amount of such payment on account thereof. “New York Business Day” means any day other than (i) a Saturday or Sunday, (ii) a day on which banking institutions generally in the City of New York are authorized or obligated by law, regulation or executive order to close or (iii) a day on which banks in the City of New York are not open for dealing in foreign exchange and foreign currency deposits.
   Determination of the Additional Amount
     The “Additional Amount” per $1,000 principal amount of the Notes will be denominated in U.S. dollars, will be determined by the Calculation Agent and will equal the greater of:

     (ii) $1,000 × the Currency Return × the Participation Rate; and
     (ii) $0.
     The “Currency Return” will equal:
Starting Value — Ending Value
Starting Value
     The “Starting Value” will be the USD/EUR Exchange Rate on the Pricing Date, as determined by the Calculation Agent in accordance with the procedures described below.
     The “Ending Value” will be the USD/EUR Exchange Rate on the Valuation Date, as determined by the Calculation Agent in accordance with the procedures described below.
     The “USD/EUR Exchange Rate,” as of any date, means the currency exchange rate in the interbank market quoted as the number of United Sates dollars for which one European Union euro can be exchanged as reported by Reuters on page “WMRSPOT01” or any substitute page thereto, at approximately 4:00pm, London time.
     If the USD/EUR Exchange Rate is not quoted on Reuters on page “WMRSPOT01”, or any substitute page thereto, then the USD/EUR Exchange Rate used to determine the Starting Value or the Ending Value, as applicable, will equal the noon buying rate in New York for cable transfers in euro as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on that date, then the USD/EUR Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the euro by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the USD/EUR Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in euro. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the USD/EUR Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.
     The “Valuation Date” will be the tenth New York Business Day immediately prior to the maturity date.
     The “Participation Rate” is expected to be a percentage between 85% and 100% and will be set forth in the final Pricing Supplement made available in connection with the sale of the Notes.
     The Calculation Agent in respect of the Notes will be AIG-FP, a subsidiary of AIG. All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on AIG and the holders and beneficial owners of the Notes.

Examples
     Set forth below are three examples of Redemption Amount calculations assuming a Participation Rate of 92.5%, the midpoint of the range of 85% to 100%:
Example 1—The hypothetical Ending Value is equal to 120% of the hypothetical Starting Value:
Hypothetical Starting Value: •
Hypothetical Ending Value: •
Hypothetical Currency Return = -20%
Additional Amount (per $1,000 principal amount) = $1,000 × -20% × 92.5% = -$185 (Because the Additional Amount cannot be less that $0, the Additional Amount will be $0 and the investor will receive the principal amount of the notes only.)
Payment on the maturity date (per $1,000 principal amount) = $1,000
Example 2—The hypothetical Ending Value is equal to 95% of the hypothetical Starting Value:
Hypothetical Starting Value: •
Hypothetical Ending Value: •
Hypothetical Currency Return: 5%
Additional Amount (per $1,000 principal amount) = $1,000 × 5% × 92.5% = $46.25
Payment on the maturity date (per $1,000 principal amount) = $1,000 + $46.25 = $1,046.25
Example 3—The hypothetical Ending Value is equal to 85% of the hypothetical Starting Value:
Hypothetical Starting Value: •
Hypothetical Ending Value: •
Hypothetical Currency Return: 15%
Additional Amount (per $1,000 principal amount) = $1,000 × 15% × 92.5% = $138.75
Payment on the maturity date (per $1,000 principal amount) = $1,000 + $138.75 = $1,138.75
Hypothetical Payout Profile
     This graph reflects the hypothetical performance of the Notes, assuming a Participation Rate of 92.5%, the midpoint of the range of 85% to 100%. The solid line reflects the hypothetical Payment at maturity for the Notes, while the dotted line reflects hypothetical Currency Returns of the USD/EUR exchange rate.

     This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, the actual Ending Value, the Participation Rate and the term of your investment.
Hypothetical returns
     The following table illustrates, for a range of hypothetical Currency Returns:
•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value for the USD/EUR Exchange Rate;

•	the total amount payable on the maturity date per $1,000 principal amount of the Notes;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return in U.S. dollars on an investment in euros.
     The table below assumes a Participation Rate of 92.5%, the midpoint of the range of 85% to 100%. The actual Participation Rate will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with the sales of the Notes.

	Total amount payable
	on the maturity date			Pretax
	per $1,000 principal			annualized
	amount of the	Total rate of return	Pretax annualized	rate of return
Currency Return(1)	Notes(2)	on the Notes	rate of return on the Notes(3)	on the Currency(3)
-25.00%	$1000.00	0.00%	0.00%	-18.288%
-20.00%	$1000.00	0.00%	0.00%	-14.336%
-15.00%	$1000.00	0.00%	0.00%	-10.546%
-10.00%	$1000.00	0.00%	0.00%	-6.902%
-5.00%	$1000.00	0.00%	0.00%	-3.390%

0.00%	$1000.00	0.00%	0.00%	0.00%

5.00%	$1046.25	4.625%	3.037%	3.279%
10.00%	$1092.50	9.25%	5.986%	6.456%
15.00%	$1138.75	13.875%	8.852%	9.538%
20.00%	$1185.00	18.50%	11.642%	12.532%
25.00%	$1231.25	23.125%	14.361%	15.443%

(1)	The Starting Value will be determined by the Calculation Agent on the Pricing Date.

(2)	The amount you receive on the maturity date will not be less than $1,000 per $1,000 principal amount of the Notes.

(3)	The annualized rates of return specified in this table are calculated on a semiannual bond equivalent basis and assume an investment term from January •, 2008 to July •, 2009, a term expected to be equal to that of the Notes.
     The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, as calculated based upon the USD/EUR Exchange Rate (as defined above) on the day the Ending Value is determined, the actual Participation Rate and the term of your investment.

Events of Default and Acceleration
     In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted by the Notes, with respect to each $1,000 principal amount of the Notes, will be equal to the sum of $1,000 plus the Additional Amount, if any, calculated as though the date of acceleration were the maturity date of the Notes.
     In case of default in payment of the Notes, whether on the maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then-current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT,” to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means the display page designated as “FEDFUNDS1” on the Reuters service or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the related prospectus supplement.

HISTORICAL INFORMATION ON THE USD/EUR EXCHANGE RATE
     The following graphs set forth the historical month-end levels of the USD/EUR Exchange Rate from January 2002 through November 2007. The historical data used in this graph reflects the historical exchange rates available on Bloomberg, which may not be identical to those determined at the fixing times set forth above. This historical data on the USD/EUR Exchange Rate is not necessarily indicative of the future performance of the two currencies relative to one another or what the value of the Notes may be. Any upward or downward trend in the historical levels of the USD/EUR Exchange Rate during any period set forth below is not an indication that the USD/EUR Exchange Rate is more or less likely to increase or decrease in value at any time over the term of the Notes.
Source: Bloomberg L.P. (without independent verification)

UNITED STATES FEDERAL INCOME TAXATION
          Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the United States dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the United States dollar. Accordingly, we will treat the Notes as being denominated in United States dollars, and payments on the Notes determined by reference to currencies other than the United States dollar as contingent payments under the special federal income tax rules applicable to contingent payment obligations. These rules are described under the heading “United States Taxation — Original Issue Discount — Notes Subject to Contingent Payment Obligation Rules” in the related prospectus supplement. As more completely described in the Prospectus Supplement, holders will recognize income before the receipt of cash attributable thereto and gains on sale or redemption will be ordinary.
     The U.S. Treasury Regulations governing the U.S. federal income tax treatment of contingent payment obligations require the issuer of such Notes to provide the purchaser with the comparable yield of a hypothetical AIG debt instrument with terms similar to the Notes, but without any contingent payments, and a projected payment schedule for payments on the Notes. As discussed in the related prospectus supplement, a purchaser of the Notes will need this information to calculate its income on the Notes. Solely for purposes of applying these regulations, we have determined that the comparable yield is •%. Based on this comparable yield, the projected payment on the maturity date will be $• per $1,000 principal amount of the Notes.

The comparable yield and projected payment set forth above are being provided to you solely for the purpose of determining the amount of interest that accrues in respect of your note for U.S. federal income tax purposes, and none of AIG or its affiliates or agents is making any representation or prediction regarding the Additional Amount (if any) that may be payable with respect to your note on the maturity date.

ERISA CONSIDERATIONS
     The Notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the Notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the Notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 13, 2007.
USE OF PROCEEDS
     We intend to lend the net proceeds from the sale of the Notes to our subsidiary AIG-FP or certain of its subsidiaries for use for general corporate purposes.

SUPPLEMENTAL PLAN OF DISTRIBUTION
     Under the terms, and subject to the conditions, contained in a terms agreement dated the date hereof, we have agreed to sell the Notes to Wachovia Securities. Wachovia Securities has advised us that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The terms agreement provides that Wachovia Securities is committed to take and pay for all of the Notes if any are taken. See also “Supplemental Plan of Distribution” in the related prospectus supplement.
     We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
GENERAL INFORMATION
     We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, ANZ Securities, Inc., Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., CIBC World Markets. Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Key Banc Capital Markets Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Mizuho International plc, Mizuho Securities USA Inc., Morgan Stanley & Co. Incorporated, National Australia Capital Markets, LLC, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Supplemental Plan of Distribution” in the related prospectus supplement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

INDEX OF CERTAIN DEFINED TERMS

Additional Amount	PS-1
AIG	PS-6
AIG-FP	PS-6
Calculation Agent	PS-1
Currency Return	PS-1
Ending Value	PS-7
USD/EUR Exchange Rate	PS-7
New York Business Day	PS-6
Notes	PS-6
Participation Rate	PS-1
Pricing Date	PS-1
Starting Value	PS-7
Valuation Date	PS-7
Wachovia Securities	PS-6
Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the related prospectus supplement, general prospectus supplement and prospectus, as applicable.